                                                                  EXHIBIT (G)(3)

KANTROWITZ & GOLDHAMER
111 Chestnut Ridge Road Montvale, New Jersey 07645 (201) 391-7000

STULL, STULL & BRODY
6 East 45th Street New York, New York 10017 (212) 687-7230

LAW FIRM OF HARVEY GREENFIELD
10 East 40th Street New York, NY 10016 (212) 679-0600

SCHIFFRIN & CRAIG
3 Bala Plaza East, Suite 400 Bala CynWyd, PA 19004 (610) 667-7706

Attorneys for Plaintiff

                         SUPERIOR COURT OF NEW JERSEY

                               COUNTY OF MERCER

                                     ++
JERRY KRIM, on behalf of himself and  +
all others similarly situated,        +     Index No. MER-L-002486-97
                                      +
                                      +
                         Plaintiff,   +     CLASS ACTION COMPLAINT
                                      +
                                      +
              -against-               +
                                      ++
RHONE-POULENC S.A., JEAN JACQUES      +
BERTRAND, JEAN MARC BRUEL,            +
ROBERT E. CAWTHORN, MICHEL DE ROSEN,  +     JURY TRIAL
CHARLES-HENRI FILIPPI, CLAUDE         +     DEMANDED
HELENE, IGOR LANDAU and JEAN-PIERRE   +
TIROUFLET                             +
                                      +
                         Defendants.  +
                                     ++

  Plaintiff, by his attorneys, alleges upon information and belief, based, in part, upon an investigation conducted by and through the undersigned counsel, except with respect to their ownership of Rhone Poulenc Rorer, Inc. ("RPR" or the "Company") common stock and their suitability to serve as class representatives, which are alleged upon personal knowledge as follows:

  1. Plaintiff is, and has been at all relevant times, the owner of shares of the common stock of the Company, RPR.

  2. Defendant Rhone-Poulenc S.A. ("Rhone"), is incorporated in France and has its principal U.S. office in Princeton, New Jersey, County of Mercer. Accordingly, venue is properly placed in Mercer Country pursuant to R 4:3-2. Rhone, through its consolidated subsidiaries and associated companies, produces chemicals, pharmaceuticals, fibers, polymers and other products.

  3. RPR is a corporation duly organized and existing under the laws of the State of Pennsylvania. The number of shares of RPR common stock outstanding as of the close of business on April 30, 1997 was 137,175,187. As of June 26, 1997, Rhone currently owned 68.3% of the outstanding voting securities of RPR. RPR maintains its principal corporate offices at 500 Arcola Road, Collegeville, Pennsylvania 19426-0107.

  4. Defendant Jean-Jacques Bertrand ("Bertrand"), has been Chairman and Chief Executive Officer of RPR since 1995 and a director of RPR since 1990. Bertrand was selected to be a director of RPR by Rhone.

  5. Defendant Jean Marc Bruel ("Bruel"), has been Vice-Chairman of the Rhone-Poulenc Group since 1992 and a director of RPR since 1990. Bruel is a member of the Executive Committee of Rhone and a director of Rhone. Bruel was selected to be a director of RPR by Rhone.

  6. Defendant Robert E. Cawthorn ("Cawthorn"), has been Chairman Emeritus of RPR since 1996 and a director of RPR since 1984. Cawthorn was selected to be director of RPR by Rhone.

  7. Defendant Michel de Rosen ("Rosen"), has been Chairman of RPR since 1996 and Chief Executive Officer since 1995 and a director of RPR since 1993. Rosen is also a member of the Executive Committee of Rhone.

  8. Defendant Charles-Henri Filippi ("Filippi"), has been a director of RPR since 1990. Filippi was selected to be a director of RPR by Rhone.

  9. Defendant Claude Helene ("Helene"), has been Senior Vice President and Director Scientific of Rhone since 1990 and a director of RPR since 1990. Helene was selected to be a director of RPR by Rhone.

  10. Defendant Igor Landau ("Landau"), has been President and Chairman of the RPR's Health Sector since 1996 and a director since 1990. Landau has been Chairman of Rhone's Health Sector since 1990 and is also a member of the Executive Committee of Rhone. Landau was selected to be a director of RPR by Rhone.

  11. Defendant Jean Pierre Tirouflet ("Tirouflet"), has been Executive Vice President of Chief Financial Officer of RPR since 1992 and a director of RPR since 1990. Tirouflet has been a member of the Executive Committee of Rhone since 1990. Tirouflet was selected to be a director of RPR by Rhone.

  12. The defendants described in paragraphs 4-11 above are hereinafter sometimes collectively referred to as the "individual defendants" or the "director defendants."

  13. By virtue of the individual defendants' positions as officers and/or directors of RPR, said defendants are in a fiduciary relationship with the plaintiff and other public shareholders of RPR and owe plaintiff and other members of the Class the highest obligation of good faith, fair dealing, loyalty and due care.

  14. The individual defendants are members of the board of RPR and are affiliated with Rhone. Rhone, by virtue of its 68.3% interest in RPR is a controlling shareholder of RPR and is orchestrating the proposed transaction to take RPR private, which is at issue in this Complaint, for its own benefit, and at the expense of RPR's minority shareholders. Shareholders not affiliated with the controlling shareholder, Rhone, are minority shareholders, holding only 31.7% of RPR's shares.

  15. The individual defendants, by reason of their corporate directorships, stand in a fiduciary position relative to RPR's minority shareholders, whose fiduciary duties, at all times relevant herein, require them to exercise their best judgment, and to act in a prudent manner, and in the best interests of the Company's minority shareholders. Said defendants owe the public minority of RPR the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

  16. Each defendant herein is sued individually as an aider and abettor, as well as in his capacity as a director of the Company (in the case of the individual defendants), or as a control person and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions herein.

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                           CLASS ACTION ALLEGATIONS

  17. Plaintiff brings this action on his own behalf and as a class action, pursuant to New Jersey law, on behalf of all shareholders of the common stock of RPR (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' action as more fully described herein.

  18. This action is properly maintainable as a class action.

  19. The class is so numerous that joinder of all members is impracticable. As of the close of business on April 30, 1997, there were 137,175,187 shares of RPR common stock outstanding and which were held by at least thousands of shareholders throughout the United States.

  20. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

  21. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

    (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the class;

    (b) whether defendants are pursuing a scheme and course of conduct designed to eliminate the public shareholders of RPR in violation of the laws of the State of New Jersey in order to benefit from a proposed acquisition of RPR by Rhone at the expense and to the detriment of the plaintiff and the other public minority shareholders who are members of the class;

    (c) whether defendants are acting on both sides of the possible going-private transaction, thus presenting a conflict of interest, self-dealing and overreaching;

    (d) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the members of the class; and,

    (e) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct of the defendants.

  22. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. A class action is superior to any other type of adjudication of this controversy.

  23. Defendants have acted in a manner which affects plaintiff and all other members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                            SUBSTANTIVE ALLEGATIONS

  24. For the last few months RPR has not been performing particularly well. Centeon, a joint venture plasma proteins company of which RPR owns 50%, has had recent manufacturing and regulatory problems having a negative contributory effect upon RPR's earnings. Now it appears that RPR's misfortunes appear to have either leveled off or begun to improve.

  25. On or about April 24, 1997, RPR announced that the three month earnings per share was $0.41, vs. $0.55 for the same period in the previous year. Excluding Centeon's contribution, earnings per share would have risen 33%.

  26. Despite the sharp first quarter decline, sales for 1997 were expected to post modest growth and RPR is now poised for continuing future growth. Domestic pharmaceutical sales were to benefit from healthy gains in

Lovenox, low molecular weight heparin, and RPR's Azmacort and Nasacort asthma/allergy treatments, while overseas volume were to be bolstered by gains in the Doliprane and Imovane analgesic/neurological lines. New products such as Rilutek for Lou Gehrig's disease and Taxotere and Campto anticancer agents were also expected to contribute to gains. Earnings per share were projected at $3.50 for 1997 and $4.25 for 1998.

  27. Timothy Rothwell, President of RPR, said on April 24, 1997, "Based on the incremental contribution of our new products, I believe that it is quite realistic for us to generate sales of 5-6% on a comparable basis for all of 1997," and "Results that will drive future growth in our four key therapeutic areas are beginning to emerge. The ESSENCE trial demonstrated that Lovenox is superior to heparin in unstable angina, a treatment currently regarded as standard therapy. This, in addition to ongoing trials in other cardiovascular indications, may enable Lovenox to become RPR's first billion dollar drug within the next five years." (emphasis added).

  28. On June 26, 1997, Rhone announced that it was in the process of a major initiative to increase Rhone's ownership of RPR from 68.3% to 100% through a business combination with RPR, which would entitle the public minority shareholders of RPR to receive $92 per share. Such business combination would be proposed after the expiration on July 31, 1997, of the standstill period under the Rhone-RPR acquisition agreement of March 12, 1990.

  29. The proposed purchase price of $92, which is only a 16% premium over the June 25, 1997 closing price of $79 per share, does not represent the true value of the assets or the future prospects underlying each share of RPR.

  30. By virtue of its dominance and control over RPR, Rhone, together with the individual defendants, has engaged in a plan involving acts which are grossly unfair to plaintiff and the other members of the class. The purpose of the plan is to enable Rhone to acquire 100% equity ownership of RPR and its assets for its own benefit, and at the expense of the other RPR minority stockholders, who would be deprived of their equity investment and the benefits to accrue thereafter, for a grossly inadequate price.

  31. Defendants' announcement of the proposed bid fails to disclose the improving prospects for RPR due to the growth prospects for the Company.

  32. Because of Rhone's almost 70% equity power and overwhelming control over RPR's board of directors and operations, no third party, as a practical matter, can attempt any competing bid for RPR, as the success of any such bid would require the consent and cooperation of Rhone. In fact, because of the predominant control of RPR by Rhone, it is a foregone conclusion that whatever Rhone may offer, such offer will be accepted.

  33. The proposed transaction serves no legitimate business purpose of RPR but rather is an attempt by defendants to unfairly benefit Rhone from the transaction at the expense of RPR's minority public stockholders. The proposed plan will deny plaintiff and the other members of the class their right to share proportionately in the future success and growth in profitability of RPR and its valuable assets, while permitting defendants to reap huge benefits from the contemplated transaction.

  34. The price of $92 per share to be paid to the class members is unconscionable, unfair and grossly inadequate. The terms of the proposed merger constitute an unfair and illegal business practice upon the minority stockholders because, among other things:

    (a) the intrinsic value of the stock of RPR is materially in excess of $92 per share, giving due consideration to the possibilities of growth and profitability of RPR in light of its business, earnings and earnings power, both present and future.

    (b) The $92 per share price is not the result of arm's length negotiations and was not based upon any independent evaluation of the current value of RPR shares, assets or business, but was fixed arbitrarily by defendants, as part of a plan by Rhone to obtain complete ownership of RPR's assets and business at the lowest possible price, to obtain for itself benefits disproportionate with those to be received by the public stockholders, which facts were not and perhaps will not be disclosed since it is not in defendants' interests to disclose such facts.

  35. Because the defendants are in possession of corporate information concerning RPR's assets, businesses and future financial prospects, the degree of knowledge and economic power between defendants and the public

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stockholders is unequal, making it grossly and inherently unfair and comprises
"unfair dealing" by Rhone to obtain ownership of RPR's assets from the minority public common shareholders.

  36. By reason of the foregoing acts, practices and course of conduct, Rhone has breached and continues to breach its duty as a controlling stockholder of RPR and the individual defendants have breached and continue to breach their duties as directors of RPR, to the remaining stockholders including plaintiff and the other members of the class herein.

  37. Plaintiff and the other members of the class will suffer irreparable damage unless defendants are enjoined from continuing to breach their fiduciary duties and from carrying out the aforesaid plan and scheme.

  38. Plaintiff and the other members of the class have no adequate remedy at law.

  WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

    (1) declaring this action to be class action and certifying plaintiff as the class representatives and his counsel as class counsel;

    (2) enjoining, preliminary and permanently, Rhone's offer for acquisition of the RPR stock owned by plaintiff and the other members of the class;

    (3) to the extent, if any, that the contemplated transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissionary damages;

    (4) directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

    (5) awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorney's and experts; and

    (6) Granting plaintiff and the other members of the class such other and further relief as may be just and proper.

Dated: June 27, 1997

                                          KANTROWITZ & GOLDHAMER

                                          By: /s/ Gary S. Graifman
                                              ----------------------------
                                              GARY S. GRAIFMAN

                                          111 Chestnut Ridge Road
                                          Montvale, New Jersey 07645
                                          (201) 391-7000

                                          Attorneys for Plaintiff

OF COUNSEL:

STULL, STULL & BRODY
6 East 45th Street New York, New York 10017 (212) 687-7230

LAW FIRM OF HARVEY GREENFIELD
10 East 40th Street New York, NY 10016 (212) 679-0600

SCHIFFRIN & CRAIG
3 Bala Plaza East, Suite 400 Bala CynWyd, PA 19004 (610) 667-7706

                         DESIGNATION OF TRIAL ATTORNEY

  Please take notice that in accordance with R. 4:25-4 Gary S. Graifman, Esq. is designated as trial counsel.

Dated: Montvale, New Jersey June 27, 1997

                                          KANTROWITZ & GOLDHAMER

                                          BY: _________________________________
                                            Gary S. Graifman, Esq. (GSG-2276)

                                  JURY DEMAND

  Plaintiff, JERRY KRIM, by his attorneys, KANTROWITZ & GOLDHAMER, pursuant to Rule 4:35-1(a) hereby makes demand for a jury trial on all issues which may be tried by a jury to be determined in the above entitled action.

Dated: Montvale, New Jersey June 27, 1997

                                          KANTROWITZ & GOLDHAMER

                                          BY: _________________________________
                                            Gary S. Graifman, Esq. (GSG-2276)


                      CERTIFICATION PURSUANT TO R. 4:5-1

  I hereby certify that the matter in controversy is not the subject of any other action or proceeding, pending or contemplated of which I presently know, and that I know of no other party who should be joined as a party at this time except that, to the best of my knowledge. I know of no other cases filed by unrelated plaintiffs.

Dated: Montvale, New Jersey June 27, 1997

                                          KANTROWITZ & GOLDHAMER

                                          _____________________________________
                                          GARY S. GRAIFMAN

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